UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2008

Commission File Number 0-99

PETROLEOS MEXICANOS

(Exact name of registrant as specified in its charter)

MEXICAN PETROLEUM

(Translation of registrant’s name into English)

United Mexican States

(Jurisdiction of incorporation or organization)

Avenida Marina Nacional No. 329

Colonia Huasteca

Mexico, D.F. 11311

Mexico

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes     No  X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No  X

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     No  X

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 180/2007

12/05/2007
3:40 p.m.

The Board of Directors of PEMEX Approves the Appointment of Several New Officers

•

Engineer Jorge Borja, new head of the Corporate Division of Engineering and Project Development (CDEPD), brings solid experience to the position, which PEMEX expects to result in better planning and execution of large-scale projects at PEMEX

•

The appointments of the Deputy Director of Planning, Evaluation and Control for the CDEPD and the Deputy Director of Corporate Services for the Corporate Division of Management (CDM), were also approved

On the recommendation of Jesús Reyes Heroles G.G., PEMEX’s Director General, the Board of Directors approved the appointment of Engineer Jorge Borja Navarrete as Corporate Director of Engineering and Project Development for the state run entity (CDEPD).

The Board of Directors also approved the appointments of Engineer Felipe Luna Melo as the Deputy Director of Planning, Evaluation and Control for the CDEPD and Ignacio López Rodríguez as the Deputy Director of Corporate Services for the CDM.

The appointment of Borja Navarrete, who has spent most of his professional career developing large-scale engineering projects, represents response to one of the key strategic initiatives at PEMEX, to strengthen the planning and performance of projects.

PEMEX’s Director General highlighted the importance of this step being taken by Mexico’s largest public entity in improving the development of its projects, emphasizing the absolute commitment to strengthen this area during his administration. He stated that “Engineer Borja’s participation is an outstanding step taken in that direction.”

Prior to joining PEMEX, Borja Navarrete was the Director General of ICA Fluor, the largest engineering company in Mexico, from 1993 through June 2007. He is a graduate of the National Autonomous University of Mexico (UNAM) and holds a Master’s degree in Management from the University of California, Los Angeles (UCLA).

He is currently a member of the Governing Board of UNAM, and was vice-president of the alumni Society of the Engineering College and vice-president of the Mexican Chamber of Construction.

Felipe Luna Melo graduated from UNAM with a degree in Mechanical and Electrical Engineering and from McGill University in Montreal, Canada with a Master of Business Administration (MBA). He joined Petróleos Mexicanos in 1984 and served in various positions in the international area. He was Deputy Director of Natural Gas at Pemex-Gas and Basic Petrochemicals from July 1996 to July 2007. As of August of this year, he has served as Acting Deputy Director of Planning, Evaluation and Control for the CDEPD.

Ignacio López Rodríguez graduated from the Panamerican University with a degree in law. He has also completed postgraduate studies in Economics and Corporate Law, as well as an advanced degree in Hydrocarbons Law. He joined PEMEX in 2002, where he has served in various positions, including the private secretary to the Corporate Director of Administration.

During the meeting of the Board of Directors, PEMEX’s Director General, Jesús Reyes Heroles G.G., acknowledged Ernesto Ríos for his performance as Acting Director of the CDEPD, stating that engineer Ríos is an “exemplary Mexican who has provided a most invaluable service to Petróleos Mexicanos and will continue to do so as Deputy Director of Engineering in the same division.”

CORPORATE OFFICE OF PUBLIC COMMUNICATION

PRESS RELEASE No. 182/2007

12/13/2007
1:30 p.m.

Reyes Heroles presents PEMEX’s 2008 Investment Program to the Mexican Chamber of Construction

•	“The development of Mexican construction companies and engineering firms is a fundamental issue for PEMEX,” stated PEMEX’s Director General
•	He underscored the importance of strengthening the internal performance of PEMEX’s projects, as one of his strategic initiatives for the institution

Jesús Reyes Heroles G.G., PEMEX’s Director General, announced to the members of the Mexican Chamber of Construction (CMIC), the main investment projects for 2008.

During the meeting, presided over by Netzahualcóyotl Salvatierra López, Reyes Heroles announced that an investment of almost $200 billion pesos is estimated for 2008. He invited the members of this organization of entrepreneurs to participate in the bidding process to be held next year.

PEMEX’s Director General emphasized that one of the high-priority strategic initiatives to strengthen PEMEX is to reinforce project planning, from initiation through implementation, in order to improve compliance with estimates relating to terms and costs of the projects.

Due to the importance, complexity and magnitude of the projects in which PEMEX is involved, and those to be undertaken in the future, Reyes Heroles invited the Mexican Chamber of Construction to join the effort, given that their participation is fundamental to the completion of such projects, on a timely and efficient basis.

Reyes Heroles also emphasized that in order to continue to strengthen the relationship with the Mexican Chamber of Construction, the following is required:

•	Increase the number of participants in the bidding process, thereby increasing the likelihood of competitive offers.

•	Simplify the bid basis and contracts.

•	Review the bid basis with potential bidders ahead of time, agreeing on performance terms, thereby giving more certainty and transparency to the bidding process.

•	Ensure compliance of estimated terms and costs in the execution of contracts.

•	Clarify and simplify processes related to the contracting of investment projects.

•	Promote strategic associations among enterprises to increase national enterprises’ capacities to develop Petróleos Mexicanos’ projects.

•	Increase internal capabilities of national enterprises, such as human, technological and financial resources, to increase their competitiveness.

Engineer Carlos Morales Gil, Director General of Pemex-Exploration and Production, outlined the main projects under his authority to the construction engineers in Mexico.

Engineer Jorge Borja Navarrete, Corporate Director of Engineering and Project Development, also participated in the meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Petróleos Mexicanos
By:	/s/ Guadalupe Merino Bañuelos
Guadalupe Merino Bañuelos Associate Managing Director of Finance

Date: January 23, 2007

FORWARD-LOOKING STATEMENTS

This report contains words, such as “believe”, “expects,” “anticipate” and similar expressions that identify forward-looking statements, which reflect our views about future events and financial performance. We have made forward-looking statements that address, among other things, our:

•	drilling and other exploration activities;
•	import and export activities;
•	projected and targeted capital expenditures and other costs, commitments and revenues; and
•	liquidity.

Actual results could differ materially from those projected in such forward-looking statements as a result of various factors that may be beyond our control. These factors include, but are not limited to:

•	changes in international crude oil and natural gas prices;
•	effects on us from competition;
•	limitations on our access to sources of financing on competitive terms;
•	significant economic or political developments in Mexico;
•	developments affecting the energy sector; and
•	changes in our regulatory environment.

Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of their dates, and we undertake no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.